Veritex Holdings, Inc.

8214 Westchester Drive, Suite 800

Dallas, Texas 75225

January 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Veritex Holdings, Inc.
Registration Statement on Form S-4
File No. 333-235987
Filed January 21, 2020

Ladies and Gentlemen:

Veritex Holdings, Inc. (the “Registrant”), the issuer under its 4.75% Fixed-to-Floating Rate Subordinated Notes due 2029 (the “Restricted Notes”), is registering an exchange offer (the “Exchange Offer”) pursuant to the above referenced Registration Statement in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988) (hereinafter, “Exxon Capital Holdings”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The Registrant represents as follows:

1.	The Registrant has not entered into any arrangement or understanding with any person who will receive the 4.75% Fixed-to-Floating Rate Subordinated Notes due 2029 in the Exchange Offer (the “Exchange Notes”) to distribute those securities following the completion of the Exchange Offer. To the best of the Registrant’s information and belief without independent investigation, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and will not participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position expressed in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction and be identified as an underwriter in the prospectus.

2.	The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.
3.	The Registrant will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus or otherwise) that any broker-dealer that holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities and receives the Exchange Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed or deemed to be executed by each person participating in the Exchange Offer (i) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (ii) an acknowledgement for each person that is a broker-dealer exchanging Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact me at (972) 349-6131 or Michael P. Reed, of Covington & Burling LLP, our legal counsel, at (202) 662-5988.

Respectfully,

Veritex Holdings, Inc.

By:	/s/ C. Malcolm Holland, III
Name:	C. Malcolm Holland, III
Title:	Chairman of the Board, Chief Executive Officer and President

cc: Covington & Burling LLP